Exhibit 12.1
Copano Energy, L.L.C. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Six Months
	Ended
	June 30,
	2009	2008	2007	2006	2005	2004
Earnings:
Net Income (loss)	$11,943	$58,213	$63,175	$65,114	$30,352	$(915)
Income taxes	735	1,249	1,714	—	—	—
Equity in earnings from unconsolidated affiliates	(3,583)	(6,889)	(2,850)	(1,297)	(927)	(419)

Pre-tax income (loss) from continuing operations	9,095	52,573	62,039	63,817	29,425	(1,334)
Fixed charges	29,346	69,339	30,753	34,011	20,658	23,352
Amortization of capitalized interest	317	259	85	38	4	4
Distributed income from unconsolidated affiliate	14,227	25,830	4,382	—	—	—
Capitalized interest	(2,346)	(3,471)	(932)	(693)	—	—
Preferred equity distributions	—	—	—	—	—	—

Earnings for ratio calculation	$50,639	$144,530	$96,327	$97,173	$50,087	$22,022

Fixed charges:
Interest and other financing costs	$26,449	$64,978	$29,351	$32,904	$20,461	$23,160
Capitalized interest	2,347	3,471	932	693	—	—
Interest portion of operating leases	550	890	470	414	197	192
Preferred equity distributions	—	—	—	—	—	—

Total fixed charges	$29,346	$69,339	$30,753	$34,011	$20,658	$23,352

Ratio of earnings to fixed charges	1.7x	2.1x	3.1x	2.9x	2.4x	—

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest and preference equity distributions. Fixed charges consist of interest expensed and capitalized, distributions on preference units and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 2004 by $1.3 million.